December 16, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Barbara C. Jacobs, Assistant Director

Re: Glolex, Inc.
Registration Statement on Form S-1 File No. 333-211986
Filed August 31, 2016

Dear Barbara C. Jacobs:

This letter sets forth the responses of Glolex, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of September 22, 2016.  Each numbered paragraph below responds to the comment having the same number as in the September 22, 2016 comment letter.

General

1.
We note your response to prior comment one that you do not believe that you are a shell company due to the “significant effort and time” that your management has devoted to the development of your business and the two executed contracts that you entered into to develop your platform.  These activities appear to comprise organization and development stage activities of a shell company. In light of the fact that you have limited revenues, the nominal amounts expended for the development of your platform, and the absence of any full-time employees, it appears you are still a shell company. Please revise your prospectus cover page, risk factors, and future sales by existing stockholders sections to address your shell company status under Rule 405 of the Securities Act and any restrictions for resale under Rule 144(i)(2) where appropriate.

In response to the Staff’s comment, the Company would like to inform the Staff that it has got a full-time employee [see exhibit No.10.3]; it has generated revenue in excess of $12,000, and it has spent $3,000 in additional funds for the development of its platform. This amounts will be reflected in the next quarter of the Company’s financial statements.

With all due respect, with consideration of the aforementioned, the Company does not believe it can be classified as a shell company.

2.
We note your response to prior comment two regarding where your business operations will be conducted. We note that you currently have no employees beyond one part-time officer. Please revise to clarify how you will conduct “all operations” in England prior to hiring employees or establishing an office in England. Also, where appropriate, please clarify where Mr. Charniak will be based in the next 12 months and whether any significant corporate activities or operations will be conducted in Lithuania or Belarus. For example, we note that there are two consulting projects described on page F-12, but there is no indication who is performing this consulting work or where the clients are located.

In response to the Staff’s comment, the Company has revised the prospectus throughout, to indicate that it has one full time employee in place.  Therefore, we have removed the statement indicating the Company has only a part time officer.  Furthermore, the registration statement has been revised to indicate that only some of the Company’s preliminary business operations are going to be conducted in England. Additionally, we have revised to include that Mr. Charniak’s primary base will be in Lithuania and the Republic of Belarus for the next 12 moth, where significant part of corporate operations will be conducted. Finally, the relevant section of the new financial statement has been revised to include that the consulting services for the two Companies with their locations in Estonia are being performed by Mr. Charniak.

3.
You report revenues of $8,000 in your interim financial statements for the three-month period ending June 30, 2016. However, elsewhere in the filing you disclose that no revenues have been generated to date (i.e., pages 17, 23, 26). Please revise these disclosures to clarify that limited revenues have been generated to date.

In response to the Staff’s comment, the Company would like to inform the staff that the prospectus has been updated to reflect the earned revenue.

4.
Your liquidity discussion references $7,600 in revenues to date, which appears to refer to your June 30, 2016 "net profit." Please revise. Also, you disclose “earned income” from operations of $7,600 on page 8.  Please clarify whether this represents your “net profit” as disclosed in your statement of operations or revise.

We have revised the statement to clarify further: “We have recognized $8,000 in revenue to date; we incurred $400 in COGS and our net profit was 7,600.  The Company has provided services to two clients Nova Consult Company OU and Unilex Consult OU for a fee of $5,000 and $3,000 respectively. The provided services consisted of assistance in company formation, furnishing of legal forms, drafting a business plan, drafting a plan of operations, additional corporate consulting and providing a process improvement advise.”

Summary Financial Information, page 6

5.	Please revise your reference to “audited” financial statements for the Summary Financial Information as of and for the three months ending June 30, 2016.

We have revised this statement within the relevant part of the financial statements.

Anonymity, page 25

6.
Please clarify whether your platform users will enter into an attorney-client arrangement with your attorneys that use your platform, whether they will identify themselves to their lawyers with personal details, and whether they will sign any agreements that formalize this attorney-client relationship. Clarify what legal rights users receive, such as attorney- client or work product privileges.

In response to the Staff’s comment, the Company would like to inform the Staff that an attorney-client privilege rights will be applied between the users of the platform and the attorneys. Furthermore, the Company intends to set up an option where the users can choose not to identify themselves to their lawyers with their personal details. In addition, the users will be able to choose to just have an informal arrangement with the lawyers.

Government Regulation, page 28

7.
We note your responses to prior comments 12, 13, and 15 regarding the proposed operation of the proposed legal referral function of your platform as well as your belief that your services would be outside the scope of the United Kingdom’s Solicitors Regulation Authority (“SRA”) because you do not provide legal consultations directly. Please revise to clarify whether you have requested the SRA or similar legal regulators to specify whether your platform, referral feature, anonymity functionality, and fee collection activities would be subject to their regulatory jurisdiction. If not, please revise to provide a more detailed analysis of why you believe your platform and services would not be subject to the regulatory jurisdiction of the SRA and be considered the unauthorized practice of law.

We have revised the prospectus to state that the Company has contacted the SRA to specify whether our platform or our planed activities would be subject to their regulatory jurisdiction.

We have also included in general outline, the Company’s activities do not fall within the scope of regulation by the SRA nor any other regulator for that matter. Moreover, it is the lawyers that partake in such consultancy that would have to be regulated and as such that would be by the SRA, whereby each individual lawyer within England and Wales must keep their practicing certificate up-to-date via the SRA.

The Company would like to reiterate that its plan indicates that the Company itself would not be carrying out any legal services but would act as a referrer of work to law firms/practitioners. The SRA responded by saying that such referrers are not required to be authorized by the SRA but may have to be authorized and regulated by someone else such as the Claims Management Regulator. However, from the research and information gathered so far https://www.gov.uk/government/groups/claims-management-regulator, the Company does not think it would fall under the jurisdiction of the CMR either.

It is, if anything, the involvement of solicitors and their firms in such an arrangement that would be scrutinized for regulation purposes, and as such, any such participants would have to contact their supervisors or the SRA to discuss with them how they would comply with their ethical and regulatory obligations. Bellow are links to some of sources utilized to carry out the research by the Company.

http://www.sra.org.uk/solicitors/handbook/practising/part3/content.page#heading_6_3_9

http://www.sra.org.uk/solicitors/code-of-conduct/guidance/guidance/practising_certificate/working-non-solicitor-organisation.page

Director Executive Offices, Promoter and Control Persons, Page 31

8.
We note your response to prior comments 16 and 17 regarding the UAB Almaxx Group and that Mr. Charniak is a director of this entity. Please revise to describe Mr. Charniak’s role with the UAB Almaxx Group and describe its business and connection with your software consultant UAB Almaxx Group.

In response to the Staffs comment, this section has been revised to state Mr. Charniak’s role with the UAB Almaxx Group as its director. It has also been stated that Glolex, Inc. hired UAB Almaxx to develop its software and build the website.

Audited Financial Statements, page F-1

9.	Please revise to clearly label each of the financial statements included in the filing as unaudited or audited.

We have revised our financial statements to clearly state as unaudited or audited.

Exhibits

10.
Your response to prior comment 18 indicates that you have filed your Subscription Agreement as Exhibit 99.1. We note it is still not filed and the exhibit index still indicates it was previously filed.

In In response to the Staff’s comment, the Company would like to inform the Staff that it has now submitted the exhibit with this filing.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maksim Charniak
Maksim Charniak
President and Principal Executive Officer
Glolex Services, Inc.